Exhibit 4.1
AMENDMENT
TO
RIGHTS AGREEMENT
     This AMENDMENT NO. 1 TO RIGHTS AGREEMENT (the “Amendment”) is entered into as of March 5, 2008, between Penwest Pharmaceuticals Co., a Washington corporation (the “Company”), and Mellon Investor Services LLC, a New Jersey limited liability company, as Rights Agent (the “Rights Agent”). Capitalized terms not otherwise defined herein shall have the meanings given them in the Rights Agreement, dated as of July 27, 1998 (the “Rights Agreement”), between the parties hereto.
RECITALS
     WHEREAS, the Board has determined that it is in the best interest of the Company to amend the Rights Agreement to modify the definition of Exempted Person as provided for in this Amendment;
     WHEREAS, Section 27 of the Rights Agreement provides that, for so long as the Rights (as defined in the Rights Agreement) are then redeemable, the Company may, in its sole and absolute discretion, and the Rights Agent shall, if the Company so directs, supplement or amend any provision of the Rights Agreement in any respect without the approval of any holders of the Rights and, as of the date of this Amendment, the Rights issued pursuant to the Rights Agreement are currently redeemable; and
     WHEREAS, the Company has determined that the Rights Agreement be amended in accordance with Section 27 of the Rights Agreement, as set forth herein, and the Rights Agent is hereby directed to join in the amendment to the Rights Agreement as set forth herein.
AGREEMENT
NOW THEREFORE, the parties hereto, intending to be legally bound, hereby agree as follows:
1. Section 1(n) of the Rights Agreement is hereby amended to read in its entirety as follows:
“(n)	“Exempted Person” shall mean Perceptive Life Sciences Master Fund Ltd., together with its Affiliates and Associates (“Perceptive”), until the earlier of (i) the date on which Perceptive, directly or indirectly, becomes the Beneficial Owner of more than 19.9% of the shares of Common Stock then outstanding or (ii) the date on which Perceptive becomes the holder of less than 10% of the shares of Common Stock then outstanding, at which time Perceptive immediately shall cease to be an Exempted Person.”

2. Except as amended hereby, the Rights Agreement shall remain unchanged and shall remain in full force and effect.
3. This Amendment may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one instrument.
4. This Amendment shall be deemed to be a contract made under the laws of the State of Washington and for all purposes shall be governed by and construed in accordance with the laws of the State of Washington applicable to contracts made and to be performed entirely within the State of Washington; provided, however, that all rights, duties and obligations of the Rights Agent shall be governed by and construed in accordance with the laws of the State of New York applicable to contracts made and to be performed entirely within such state.
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     IN WITNESS WHEREOF, the parties have caused this Amendment to be executed by their respective duly authorized representatives as of the date first above written.

PENWEST PHARMACEUTICALS CO.
By:	/s/ Benjamin L. Palleiko
	Name:	Benjamin L. Palleiko
	Title:	Chief Financial Officer

MELLON INVESTORS SERVICES LLC, as Rights Agent
By:	/s/ John J. Boryczki
Name:
Title: